Exhibit 99.1

N E W S  R E L E A S E

Siyata Mobile SD7 PTT Handsets Selected by Public Utility to Replace Two-Way Radios

City of Lancaster, Ohio Integrates Solution into Day-to-Day Utility Operations

Vancouver, BC – May 28, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that it has received an order from the City of Lancaster Public Utilities Department for its SD7 Push-to-Talk (PTT) handsets, VK7 Vehicle Kits and related accessories. The department provides utilities for the residents of Lancaster, Ohio.

Siyata CEO, Marc Seelenfreund, commented, “Our SD7 Handset was deemed the best choice for use by the department because it is rugged, simple to use and is proven to provide both cost savings and operational benefits. Our solution surpasses the limitations of traditional land-to-mobile technology making it ideally suited for utility field work, which is often performed in extreme conditions when reliable communications are critical to restoring service and performing maintenance.”

Charlie Mullett, Traffic Control Supervisor from Lancaster’s Department of Transportation commented, “We chose the Siyata SD7 unit along with the VK7 Vehicle Kit because we like the versatility of having the high-performance PTT Communication as a mobile rugged handheld or as a docked unit in our transportation vehicles. The handset is simple to use and similar to two-way radios making it a good fit for staff who were already accustomed to using radios.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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